                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


  THE FOLLOWING ARE DATA SHEETS RELATED TO THE ABOVE NOTED TRANSACTIONS TO BE
               PROVIDED TO INVESTORS ON OR ABOUT MARCH 27, 2000.

TeleCorp PCS
------------------------------
Member of the AT&T Wireless Network

                               (NASDAQ NM: TLCP)
                                 As of 3/1/00

Recent Stock Price:...............................................$46.00
Price Range Since IPO:.....................................$31.00-$55.00
Shares Outstanding:.........................................86.7 million
Market Capitalization:......................................$4.0 billion
IPO Price:........................................................$20.00
IPO Date:.......................................................11/23/99

1999 Milestones:

 .    Launched services in 26 markets covering 11 million people

 .    Covered approximately 66% of licensed population with 741 cell sites and five switches

 .    Subscribers increased to 142,231 at December 31, 1999, an increase of 88%
     or 66,508 from September 30, 1999.

 .    Carried more than 286 million minutes with less than 1% dropped calls

 .    Signed on 523 retail doors

 .    Opened 46 corporate stores

 .    Introduced www.SunComShop.com
                ------------------

 .    Roaming minutes of use totaled approximately 39 million and 109 million for the quarter and year ended December 31, 1999, respectively.

 .    Average revenue per subscriber (not including outcollect roaming revenue)
     was approximately $72 and $77 per month for the quarter and year ended December 31, 1999, respectively.

 .    Average usage per subscriber was approximately 400 minutes per month for the quarter and year ended December 31, 1999.

 .    Average churn rate was approximately 1.9% and 1.7% for the quarter and year ended December 31, 1999, respectively.

TeleCorp PCS, Inc. is the largest AT&T Wireless Services (AWS) affiliate in the U.S., with licenses covering 16.7 million people. The Company provides its SunCom wireless personal communications services in selected markets in the south-central and northeast U.S. and in Puerto Rico, encompassing eight of the 100 largest metropolitan areas in the U.S.

                            Equity Analyst Coverage


                                  Chase H&Q
                               Lehman Brothers
                             Salomon Smith Barney
                              J.C. Bradford & Co.


                 * 16.7 Million Pops in 3 Strategic Regions...


                     [Map of South-Central United States]


                             [Map of New England]

                             [Map of Puerto Rico]


* Does not include Tritel merger or exchange with AT&T

                       ... with Coast-to-Coast Coverage


                            [Map of United States]



                               Investor Contacts
[LOGO OF          Jim Morrisey, TeleCorp PCS - 703-236-1136          [LOGO OF
 AT&T]          John Nesbett, Lippert/Heilshorn - 212-838-3777       SUNCOM]
            Mary Ellen Adipietro, Lippert/Heilshorn - 212-838-3777

                             INVESTMENT HIGHLIGHTS

 .  AT&T Strategic Joint Venture - In July 1998, TeleCorp entered into a
   ----------------------------
   venture with AT&T under which AT&T contributed PCS licenses to the Company in exchange for shares in the Company (18% post-IPO, 23% post merger). TeleCorp is AT&T's exclusive provider of wireless mobility services in its covered markets and has the right to use the AT&T brand name and logo together with its SunCom brand name and logo. The Company also benefits from AT&T's nationwide advertising and marketing campaigns and the ability to provide its customers with coast-to-coast coverage through AT&T's national network.

 .  Footprint in Attractive Markets - TeleCorp's markets have favorable
   -------------------------------
   demographic characteristics for personal communications services with an average population density of approximately 30% above the national average. They are located near or adjacent to traffic corridors in and around large markets such as Boston, Houston and St. Louis. TeleCorp's markets include major population and business centers and vacation destinations that attract an estimated 39 million visitors per year.

 .  Superior Digital Network - TeleCorp is building its network using time
   ------------------------
   division multiple access technology, which allows the Company to offer enhanced features and services relative to standard cellular service, including extended battery life, integrated voicemail, paging, fax and e-mail delivery, enhanced voice privacy and short-messaging capability.

 .  Fully Financed Business Plan -  TeleCorp has approximately $1.6 billion of
   ----------------------------
   committed capital to fund its current business plan, including capital expenditures and operating losses, through the end of 2001.

 .  Experienced and Incentivized Management - TeleCorp's 22-member management
   ---------------------------------------
   team has an average of 11 years of experience in the wireless industry.

--------------------------------------------------------------------------------
                               Financial Metrics

                                     1Q99     2Q99     3Q99     4Q99     YE99
                                    -------  -------  -------  -------  -------

ARPU*                                   $90      $89      $81      $72      $77
Churn*                                 1.4%     1.6%     1.2%     1.9%     1.7%
Net Additions                         8,805   22,165   44,753   66,508  142,231
Ending Subscribers                    8,805   30,970   75,723  142,231  142,231
Usage/Subscriber/Month (minutes)*       420      420      420      400      405
Penetration of Launched POPs          0.19%    0.29%    0.71%    1.29%    1.29%
Roaming Minutes                          6M      27M      37M      39M     109M
Cost/Gross Addition                    $902     $509     $408     $419     $464

*First Quarter 2 months only - February and March
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     Select Financial Highlights - ($ millions, except per share amounts)

                                Fourth Quarter            Year Ended
                                   12/31/99         12/31/99      12/31/98
                                --------------     ----------    ----------
                                 (unaudited)       (audited)     (audited)
  Service Revenue                      $  22.4        $  41.3            --
  Roaming Revenue                         10.1           29.0            --
  Equipment Revenue                        7.0           17.4            --
                                --------------     ----------    ----------
Total Revenues                            39.5           87.7            --
Operating Profit/(Loss)                  (92.2)        (206.4)        (43.9)
Net Income (Loss)                      $(114.1)       $(275.1)      $ (59.7)
                                ==============     ==========    ==========
Earnings (Loss) per Share              $ (1.29)       $ (3.58)      $ (2.19)
                                ==============     ==========    ==========
Wtd. Avg. Shares Outstanding        88,749,954     76,895,391    27,233,789

Cash & Cash Equivalents                               $ 182.3       $ 111.7
Total Assets                                            952.2         466.6
Long-term Debt                                          640.6         243.4
Total Equity/(Deficit)                                  (90.6)        (64.5)

--------------------------------------------------------------------------------
A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable.
WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800 Arlington, VA 22201, telephone: (703)236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.
EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES
FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION
IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.

Safe Harbor: Except for historical information, the matters discussed in this presentation that may be considered foward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (File no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1 as amended or supplemented (File no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

                                 TELECORP PCS
--------------------------------------------------------------------------------
                      Member of the AT&T Wireless Network


--------------------------------------------------------------------------------

                         TeleCorp / Tritel Acquisition
                          COMBINED COMPANY STATISTICS

The new entity will be called TeleCorp PCS and continue to offer service under the SunCom brand.

Management Team
 . Chairman                                             William Mounger
 . Vice Chairman                                            E.B. Martin
 . Chief Executive Officer                              Gerald T. Vento
 . Chief Financial Officer                           Thomas H. Sullivan
 . Co-Chief Operating Officer                   Julie Dobson (Telecorp)
 . Co-Chief Operating Officer                   William Arnett (Tritel)

*Corporate Headquarters..................................Arlington, VA

*SunCom subscribers............................................245,000

*Total number of employees.......................................1,715

Cell Sites 12/31/99..............................................1,391

Switches 12/31/99...................................................10

*Number of SunCom Stores............................................86

*Number of Retail Doors............................................800


* As of 12/31/1999

--------------------------------------------------------------------------------


                          Proforma TeleCorp Footprint
                          ---------------------------

                           [Proforma Footprint Map]


                             [Map of Puerto Rico]

By acquiring Tritel Communications and exchanging properties with AT&T Wireless, TeleCorp PCS is now the ninth largest wireless carrier in the US with licenses to serve over 35 million people in 16 of the top 100 markets. The timely union of these entities provides value for both Main Street and Wall Street as it is a combination of similar cultures and similar missions.

The combination competitively positions TeleCorp PCS to best serve its customers and its shareholders within a consolidating wireless marketplace. As licensed areas run from the Gulf of Mexico to the Great Lakes, increased size yields improved efficiencies and added economies of scale. Specifically, the transactions boost TeleCorp's significance as a joint venture partner with AT&T and enhance its wireless data strategy through a larger, contiguous service area.


                              TERMS & FINANCIALS

TeleCorp (TLCP) acquires Tritel (TTEL) in an all-stock, tax-free acquisition: fixed ratio of 0.76 shares of TeleCorp common stock for 1.0 share of Tritel common stock.

TeleCorp Exchanges 1.9M POPs in MA & NH markets for 1.9M POPs in WI and $100M. TeleCorp also acquires 4.1M POPs in WI & IA for 9.3M shares of TeleCorp stock. AT&T agrees to extend affiliation agreements to an additional 1.4M Midwest POPs, in the event they are acquired by TeleCorp.


                               (NASDAQ NM: TLCP)
                                 As of 2/25/00

Recent Stock Price:................................          $49.50
Price Range Since IPO:.............................    $31.5-$49.50
Shares Outstanding:................................    87.6 million
Market Capitalization:.............................    $4.3 billion
IPO Price:.........................................          $20.00
IPO Date:..........................................        11/23/99

                               (NASDAQ NM: TTEL)
                                 As of 2/25/00

Recent Stock Price:................................         $24.50
Price Range Since IPO:.............................   $22.5-$26.00
Shares Outstanding:................................  125.5 million
Market Capitalization:.............................   $3.0 billion
IPO Price:.........................................         $18.00
IPO Date:..........................................       12/14/99


A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.

   Safe Harbor: Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.